UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

Commission File Number: 001-38480

IMV Inc.
(Name of registrant)

130 Eileen Stubbs Ave., Suite 19, Darthmouth, Nova Scotia, B3B 2C4, Canada
(New address of principal executive officess)

1344 Summer Street, Suite 412, Halifax, Nova Scotia, B3H 0A8, Canada
(Previous address of principal executive officess)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

[   ] Form 20-F [ X ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMV Inc.

Date: August 8, 2018	By:	/s/ Pierre Labbé
Name: Pierre Labbé
Title: Chief Financial Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description
99.1	Interim Financial Statements for the period ended June 30, 2018
99.2	Management Discussion and Analysis for the period ended June 30, 2018
99.3	CEO certification
99.4	CFO certification
99.5	News release dated August 8, 2018